UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                         UNDER THE EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-2(a)


                               VITAL LIVING, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    92846Y100
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                                 (CUSIP Number)
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          DONALD NICHOLSON                      KATHRYN A. CAMPBELL, ESQ.
           SKYEPHARMA PLC                        SULLIVAN & CROMWELL LLP
           105 PICCADILLY                           1 NEW FETTER LANE
       LONDON W1J 7NJ, ENGLAND                   LONDON EC4A 1AN, ENGLAND
          +44 20 7491 1777                           +44 20 7959 8900
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 19, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (continued on following pages)

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CUSIP NO.  92846Y100                                       PAGE  2  OF  5  PAGES
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1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SKYEPHARMA PLC
            330387911
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                        (b)  [X]
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3           SEC USE ONLY

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4           SOURCE OF FUNDS

            WC, OO
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               [_]
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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND AND WALES
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                     7   SOLE VOTING POWER

                         0
   NUMBER OF         -----------------------------------------------------------
    SHARES           8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              36,018,973(1)(2)
EACH REPORTING       -----------------------------------------------------------
  PERSON WITH        9   SOLE DISPOSITIVE POWER

                         15,204,548(2)
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,204,548(1)(2)
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |X|

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.95%(2)(3)
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14          TYPE OF REPORTING PERSON

            CO
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(1)  In order to facilitate the consummation of the transaction  contemplated by the Agreement and Plan of Merger by and among Vital Living, Inc. (the "Issuer"), VLEN Acquisition Corp., Inc. ("VLEN") and E-Nutriceuticals, Inc. ("ENI"), dated as of August 20, 2003



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CUSIP NO.  92846Y100                                       PAGE  3  OF  5  PAGES
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     (the "Merger  Agreement",  and the transaction  contemplated  thereby,  the
     "Merger"), SkyePharma PLC ("SkyePharma") entered into a Stockholders' Agreement with the Issuer and the other parties listed therein, dated as of August 20, 2003 (the "Stockholders' Agreement"), whereby each of Bradley Edson ("Mr. Edson"), Stuart Benson ("Mr. Benson") and Donald Hannah (Mr. Hannah, and with Mr. Edson and Mr. Benson, the "Founders Group"), Fifth Avenue Capital, Inc. ("Fifth Avenue Capital") and Stephen Morris ("Mr. Morris, and with Fifth Avenue Capital, the "Morris Group"), and SkyePharma (collectively, the "Stockholders") agreed to vote its shares of common stock, par value $0.001 per share (the "Common Stock") of Vital Living, options, warrants or convertible securities to purchase Common Stock, and other voting securities (the "Shares") of the Issuer to elect the directors nominated by the other Stockholders. SkyePharma does not have the right to dispose or direct the disposition of any of the 20,814,425 shares of Common Stock or securities convertible or exercisable into Common Stock owned by the other parties to the Stockholders' Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

(2) SkyePharma is currently the beneficial owner of 14,204,548 shares of Common Stock and 1,000,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock"). Accordingly, SkyePharma has beneficial ownership of 15,204,548 shares of Common Stock, assuming the conversion of all shares of Preferred Stock owned or to be purchased by SkyePharma into Common Stock at the current conversion price of $1.00.

(3) Based on 57,601,170 shares of Common Stock outstanding on November 10, 2003 as reported on the Form 10-QSB filed by the Issuer with the U.S. Securities and Exchange Commission (the "Commission") on November 19, 2003, and the conversion of 1,000,000 shares of Preferred Stock into 1,000,000 shares of Common Stock.

ITEM 1   SECURITY AND ISSUER

         This Amendment No. 1 amends and supplements the Schedule 13D filed by SkyePharma with the Commission on August 29, 2003 relating to the Common Stock of Vital Living, Inc., a Nevada corporation, including such Common Stock issuable upon conversion of Preferred Stock held by SkyePharma. The Issuer's principal executive offices are located at 5080 North 40th Street, Suite #105, Phoenix, Arizona, 85018.

ITEM 4   PURPOSE OF THE TRANSACTION

         On November 19, 2003, SkyePharma amended the terms of the Commitment Letter from SkyePharma to the Issuer, dated as of August 20, 2003, executed pursuant to Section 5 of the Merger Agreement. The amended Commitment Letter has extended the time period during which SkyePharma has committed to invest 1,000,000 U.S. dollars in the event that the Issuer raises an additional 3,000,000 U.S. dollars in an offering of securities through December 4, 2003, subject to the terms of such Commitment Letter. The amendment also provided that certain convertible notes offerings would be a qualifying offering under the Commitment Letter. This obligation, if consummated, would be expected to result in an additional holding of 1,000,000 convertible securities (the "Additional Securities") convertible into approximately 1,000,000 shares of Common Stock or more, depending on the price of such issuance and the conversion price and other terms of the Additional Securities.

         SkyePharma  is  continuously   evaluating  the  business  and  business
prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at


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CUSIP NO.  92846Y100                                       PAGE  4  OF  5  PAGES
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any time may decide to acquire additional shares or dispose of any or all of the shares of Common Stock or Preferred Stock owned by it.

         SkyePharma currently intends to exercise its rights as shareholder in the Issuer, and in connection therewith, may, from time to time, (i) have discussion with management and/or other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business, (ii) make one or more proposals to the Issuer or other shareholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On November 19, 2003, SkyePharma amended the terms of the Commitment Letter from SkyePharma to the Issuer, dated as of August 20, 2003, executed pursuant to Section 5 of the Merger Agreement. The amended Commitment Letter has extended the time period during which SkyePharma has committed to invest 1,000,000 U.S. dollars in the event that the Issuer raises an additional 3,000,000 U.S. dollars in an offering of securities through December 4, 2003, subject to the terms of such Commitment Letter. The amendment also provided that certain convertible notes offerings would be a qualifying offering under the Commitment Letter. This obligation, if consummated, would be expected to result in an additional holding of 1,000,000 convertible securities convertible into approximately 1,000,000 shares of Common Stock or more, depending on the price of such issuance and the conversion prce and other terms of the Additional Securities.

ITEM 7   MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1. Registration Rights Agreement between Vital Living, Inc. and SkyePharma PLC, dated as of August 20, 2003 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by SkyePharma PLC with the Commission on August 29,
                     2003).

         Exhibit 2. Subscription Agreement between Vital Living, Inc. and SkyePharma PLC, dated as of August 20, 2003 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by SkyePharma PLC with the Commission on August 29, 2003).

         Exhibit 3. Commitment Letter of SkyePharma PLC, dated as of August 20, 2003 and amended November 19, 2003.

         Exhibit 4. Stockholders' Agreement, between SkyePharma PLC, Vital Living Inc., Bradley Edson, Stuart Benson, Donald Hannah, Stephen Morris and Fifth Avenue Capital Inc., dated as of August 20, 2003 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by SkyePharma PLC with the Commission on August 29, 2003).




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CUSIP NO.  92846Y100                                       PAGE  5  OF  5  PAGES
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 21, 2003                      SkyePharma PLC



                                       By: /s/ Donald Nicholson
                                          --------------------------------------
                                          Name:   Donald Nicholson
                                          Title:  Finance Director